                                                                        EX99.A5O

================================================================================
MINNESOTA LIFE                                                INDIVIDUAL POLICY

--------------------------------------------------------------------------------
Minnesota Life Insurance Company o 400 Robert Street North o
St. Paul, Minnesota 55101-2098
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READ YOUR POLICY CAREFULLY
--------------------------

This is a legal contract between you and us. We promise to pay the benefits provided by this policy, subject to the provisions of this policy. We make this promise and issue this policy in consideration of: (1) the application for this policy; and (2) the payment of the required premiums.

Minnesota Life Insurance Company is a subsidiary of Minnesota Mutual Companies, Inc., a mutual insurance holding company. The owner is a member of Minnesota Mutual Companies, Inc., which holds its annual meetings on the first Tuesday in March of each year at 3 p.m. local time. The meetings are held at 400 Robert Street North, St. Paul, Minnesota 55101-2098.

RIGHT TO CANCEL
---------------

It is important to us that you are is satisfied with this policy after it is issued. If you are not satisfied with it, you may return the policy to us or our agent within 10 days after you receive it. You may also cancel this policy by delivering or mailing a written notice or sending a telegram to Minnesota Life Insurance Company (Minnesota Life), 400 Robert Street North, St. Paul, Minnesota 55101-2098 and returning the policy before midnight of the 10th day after you received this policy. Notice given by mail and return of the policy by mail are effective on being postmarked, properly addressed and postage prepaid. If you return this policy, you will receive, within 7 days of the date we receive a notice of cancellation, a full refund of any premiums you have paid. Upon cancellation of this policy, it will be void from the beginning as if it never had been issued.

Signed for Minnesota Life Insurance Company at St. Paul, Minnesota on the policy date.

/s/ Dennis E. Prohofsky                         /s/ Robert L. Senkler
       Secretary                                      President

THE INITIAL DEATH BENEFIT WILL EQUAL THE FACE AMOUNT SHOWN IN THIS POLICY.

THE ACCOUNT VALUES UNDER THIS POLICY WILL VARY FROM DAY TO DAY. IT MAY INCREASE OR DECREASE DEPENDING UPON SEPARATE ACCOUNT INVESTMENT EXPERIENCE. THERE IS NO GUARANTEED MINIMUM ACCOUNT VALUE.

TABLE OF CONTENTS
Definitions.....................2       Separate Account......................10
General Information.............4       Account Values........................13
Death Benefit...................5       Policy Loans..........................14
Payment of Proceeds.............6       Termination...........................16
Premiums........................8       Additional Information................17
Policy Charges..................8


VARIABLE UNIVERSAL LIFE INSURANCE . LEVEL DEATH BENEFIT . NONPARTICIPATING


MHC-94-18665 Rev. 5-2001                                     Minnesota Life 1

================================================================================
MINNESOTA LIFE                                                    SPECIFICATIONS

--------------------------------------------------------------------------------
Minnesota Life Insurance Company  o  400 Robert Street North  o
St. Paul, Minnesota 55101-2098
-------------------------------------------------------------------------------

                                                    POLICY ID:   12345
                                                                 -----
POLICYHOLDER:    ABC COMPANY
SPONSOR:         ABC COMPANY

     INSURED:    JOHN C. DOE
     OWNER:      JOHN C. DOE

                 JOHN DOE
                 456 MAIN STREET
                 ANYTOWN, USA 00000

INSURANCE INFORMATION
---------------------

Face Amount:                     $   50,000         Effective Date:  05-01-2000
                                 ----------                          ----------

INCREASING DEATH BENEFIT                            Anniversary Date: 05-01-2001
------------------------                                              ----------
Minimum Face Amount Available:   $   50,000
                                 ----------
Maximum Face Amount Available:   $1,000,000
                                 ----------

Policyholder Planned Premium:    $  32.65   Weekly
                                 --------
Sponsor Planned Premium:         $  20.00   Weekly
------------------------         --------
NON-SMOKER STATUS
Age at Issue:                       35
                                 --------
Identification Number:         111-22-3333
                               -----------


CHARGES AGAINST PREMIUM                            FIXED MONTHLY CHARGES
-----------------------                            ---------------------
Sales Charge:            4.00%                     Administration Charge: $ 3.00
                         -----                     ---------------------- ------
Federal Tax Charge:      0.25%
                         -----
Premium Tax Charge:      2.00%
                         -----

                                                   SEPARATE ACCOUNT CHARGE
                                                   -----------------------
                                                   Mortality and Expense Risk
                                                   Charge:       0.5%
                                                                -----


IF A PARTIAL SURRENDER IS MADE, WE WILL ASSESS A CHARGE OF $25 OR TWO PERCENT OF THE AMOUNT WITHDRAWN, WHICHEVER IS LESS.



ELECTED RIDERS                                     ADDITIONAL AGREEMENTS
--------------                                     ---------------------
Spouse/Child Rider                                 *Waiver of Premium
Accidental Death & Dismemberment Rider             *Accelerated Death Benefit


                                                      These agreements are
                                                      included in the planned
                                                      monthly premium.

                                                   *See attached certificate
                                                    supplements for full details


PLEASE SEE THE REVERSE SIDE OF THIS SPECIFICATIONS PAGE FOR [ACCOUNT AND] SUB-ACCOUNT OPTIONS AND ELECTIONS.

ACCOUNT OPTIONS AND ELECTIONS
-----------------------------

Guaranteed Account          20%


SUB-ACCOUNT OPTIONS AND ELECTIONS
---------------------------------

Policyholder Elections:
-----------------------

Advantus Series Fund                          Advantus Series Fund Index
Growth Portfolio             40%              400 Mid-Cap Portfolio          40%
--------------------------------              ----------------------------------




Sponsor Elections:
------------------

Advantus Series Fund Asset Allocation Portfolio  100%
-----------------------------------------------------






IRC SECTION 7702 TEST APPLIED IS:
---------------------------------

Cash Value Accumulation Test
----------------------------










[MINNESOTA LIFE INSURANCE COMPANY IS A SUBSIDIARY OF MINNESOTA MUTUAL COMPANIES, INC., A MUTUAL INSURANCE HOLDING COMPANY. YOU ARE A MEMBER OF MINNESOTA MUTUAL COMPANIES, INC., WHICH HOLDS ITS ANNUAL MEETINGS ON THE FIRST TUESDAY IN MARCH OF EACH YEAR AT 3 P.M. LOCAL TIME. THE MEETINGS ARE HELD AT 400 ROBERT STREET NORTH, ST. PAUL, MINNESOTA 55101-2098.]

Definitions
-----------

When we use the following words, this is what we mean:

account value

The sum of the values under the separate account, the guaranteed account and the loan account of this policy. They are identified as the separate account value, the guaranteed account value, and the loan account value, respectively.

actively at work

To be actively at work for the purposes of this policy, you must be currently working at your employer's normal place of business at least _____ hours a week. A person is not considered actively at work if not at work due to illness or injury.

age

The insured's age at last birthday.

eligible insured

A person is eligible for insurance under this policy if the person:

1. is under age _____; and
2. was actively at work for each of the     weeks immediately prior to the date
   your application for coverage under this policy is approved by us, or are legally married to an eligible insured; and
3. is identified by the plan sponsor as a person who is eligible to be insured under the plan sponsor's employee benefit plan.

face amount

The minimum death benefit under this policy so long as the insurance coverage under this policy remains in force.

fund

The mutual fund or separate investment portfolio within a series mutual fund which we designate as an eligible investment for the separate account and it sub-accounts.

general account

All assets of Minnesota Life other than those in the separate account or in other separate accounts established by us.

guaranteed account value


MHC-94-18665 Rev. 5-2001                                       Minnesota Life 2

Assets other than the loan account value that are held in our general account and attributable to this policy, and others of its class.

insured

An eligible insured who becomes insured under this policy.

lapse

A lapse of this policy means the insurance coverage under this policy has terminated due to non-payment of a premium during its grace period in an amount that, after the deduction of percentage-of-premium charges, is sufficient to cover the monthly deductions due at the time we provide notice of lapse.

loan account

The portion of the general account which is attributable to loans under this policy. A loan account value is the sum of all outstanding loans and accrued loan interest credited under this policy.

maturity date

The 95th birthday of the insured.

monthly anniversary

The same date in each succeeding month as the policy date.

net cash value

The account value under this policy, less any outstanding policy loans and accrued policy loan interest charged and any charges over due. It is the amount you may obtain through surrender of this policy.

net premium

The premium less charges assessed against the premium. The net premium is the amount or amounts which are allocated to the guaranteed account and/or the separate account on your behalf.

plan sponsor

The employer, association, or organization which makes this insurance available to its eligible insureds.

policy anniversary

The same day in each succeeding year as the policy date.

policy date



MHC-94-18665 Rev. 5-2001                                        Minnesota Life 3

The date coverage under this policy may become effective. The policy date is shown on the specifications page attached to this policy.

separate account

The separate investment account created by us to receive and invest net premiums received for this policy. The particular Separate Account for this policy is the Variable Universal Life Account. We established this separate account for this class of policies under Minnesota Law. The separate account is composed of several sub-accounts. We own the assets of the separate account. However, those assets not in excess of separate account liabilities are not subject to claims arising out of any other business in which we engage.

sub-account

One or more sub-accounts, constituting the separate account.

sub-account value

The current number of sub-account units credited to your policy multiplied by the current sub-account unit value.

unit

A measure of your interest in a sub-account of the separate account.

valuation date

Any date on which a fund is valued.

valuation period

The period between successive valuation dates measured from the time of one determination to the next.

we, our, us

Minnesota Life Insurance Company.

you, your, policyowner

The owner of the policy, as shown in the application, unless subsequently changed as provided for in this policy. The owner may be someone other than the insured.

General Information
-------------------

What is your agreement with us?

This policy, your application and any supplemental application(s) contain the entire contract between you and us. Any statements made in your application or any supplemental application(s) will, in the absence of fraud, be considered representations and not warranties. Also, any




MHC-94-18665 Rev. 5-2001                                        Minnesota Life 4
statement you or an insured made will not be used to void this policy nor defend against a claim under this policy unless the statement is contained in the application or any supplemental application(s).

No change or waiver of any of the provisions of this policy will be valid unless made in writing by us and signed by our president, a vice president, our secretary or assistant secretary. No agent or other person has the authority to change or waive any provision of this policy.

Any additional benefit rider attached to this policy will become a part of this policy and will be subject to all the terms and conditions of this policy unless we state otherwise in the rider.

Can this policy be amended?

Yes. This policy may be amended at any time you and we agree to amend it. Any amendment will be without prejudice to any claim in connection with a loss sustained prior to the effective date of the amendment.

How do you exercise your rights under the policy?

You can exercise all the rights under this policy during an insured's lifetime by making a written request to us. This includes the right to change the ownership. If your policy is assigned, we will also require the written consent of the assignee. If you have designated an irrevocable beneficiary, the written consent of that beneficiary will also be required.

What is the effective date of this insurance?

Upon receipt of your application for insurance, the effective date of this insurance will be the later of:

1. the date on which we approve your application; and

2. the date on which the first premium contribution is paid.

This effective date is shown on the specifications page attached to this policy.

Death Benefit
-------------

What is the amount of the death benefit?

The amount of the death benefit will be determined as follows:

1. The face amount of insurance on the insured's date of death while this policy is in force; plus

2. the amount of the cost of insurance for the portion of the policy month from the date of death to the end of the policy month; less

3. any outstanding policy loans and accrued policy loan interest charged; less

4. any unpaid monthly deductions determined as of the date of the insured's death.

Payment of the death benefit will extinguish our liability under this policy.



MHC-94-18665 Rev. 5-2001                                        Minnesota Life 5

We intend that this policy qualify as a life insurance policy as defined by
Section 7702 of the Internal Revenue Code, as amended. We reserve the right to either increase the face amount of insurance on the life of the insured, return any excess net cash value or limit the amount of premium contributions we will accept under this policy in order to maintain such qualification.

What is the face amount of insurance on the life of the insured?

The face amount of insurance on the life of the insured is as shown on the specifications page attached to this policy.

May the face amount of insurance change?

Yes. The owner may apply for a change through a written request in compliance within the limitations on the specifications page attached to this policy. If an increase in the current face amount is applied for, we reserve the right to require evidence of insurability from the insured.

If a decrease in the current face amount is requested, we will grant the request. However, the amount of insurance on the insured may not be reduced to less than the amount shown on the specifications page attached to this policy. If, following a decrease in face amount, this policy would not comply with the maximum premium limitations required by federal law, the decrease may be limited or net cash value may be returned to the owner (at the owner's election), to the extent necessary to meet these requirements.

When will changes in the face amount of insurance become effective?

Decreases in the face amount of insurance are effective on the monthly anniversary on or following receipt of the written request by us. However, if the owner requests that the decrease become effective on a specified future date we will make the decrease effective on the policy monthly anniversary on or next following the date requested.

Increases are effective on the monthly policy anniversary on or following the date we approve the change, or any other date mutually agreed upon between you and us.

When will the death benefit be paid?

We will pay interest on the face amount of insurance from the date of the insured's death until the date of payment. We will pay interest on any charges taken under this policy since the date of death from the date the charge was taken until the date of payment.

Interest will be at an annual rate determined by us, but never less than the greater of three percent per year compounded annually or the rate required by law.

Death benefit proceeds will ordinarily be paid within seven days after we receive all information required for such payment, including due proof of the insured's death.

Payment of Proceeds
-------------------

To whom will we pay the death benefit?



MHC-94-18665 Rev. 5-2001                                        Minnesota Life 6

We will pay the death benefit proceeds to the surviving beneficiary specified on the application or as subsequently changed.

What happens if one or all of the beneficiaries die before the insured?

If a beneficiary dies before the insured, that beneficiary's interest in this policy ends with that beneficiary's death. Only those beneficiaries who survive the insured will be eligible to share in the proceeds. If no beneficiary survives the insured or if a beneficiary is not named, we will pay the proceeds according to the following order of priority:

1. the insured's lawful spouse, if living; otherwise,
2. the personal representative of the insured's estate.

May the owner change the beneficiary?

If the owner has reserved the right to change the beneficiary, the owner may file a written request with us to change the beneficiary. If the owner has not reserved the right to change the beneficiary, the written consent of the irrevocable beneficiary will be required. Your written request will not be effective until it is recorded in our home office records. After it has been so recorded, it will take effect as of the date the owner signed the request.

However, if the insured dies before the request has been so recorded, the request will not be effective as to those proceeds we have paid before the owner's request was so recorded.

Can death benefit proceeds be paid in other than a single sum?

Yes. An owner may request that we pay the death benefit proceeds under one of the following settlement options. We may also use any other method of payment that is agreeable to the owner and us. A settlement option may be selected only if the payments are to be made to a natural person in that person's own right.

What are the settlement options available?

Each settlement option is paid in fixed amounts as described below. If the owner of this policy requests a settlement option, he or she will be asked to sign an agreement covering the election which will state the terms and conditions of the payments. The payments do not vary with the performance of the separate account.

1. Interest Payments: Payment of interest on the proceeds at such times and for a period as may be agreed upon between the owner of this policy and us. Withdrawal of proceeds may be made in amounts of at least $500. At the end of the period, any remaining proceeds will be paid in either a single sum or under any other method we approve.

2. Fixed Period Annuity: An annuity payable in monthly installments for a specified number of years, from one to twenty years.



MHC-94-18665 Rev. 5-2001                                        Minnesota Life 7

3. Life Annuity: An annuity payable monthly for the lifetime of the annuitant and ending with the last monthly payment due prior to the annuitant's death.

4. Payments of a Specified Amount: Monthly payments of a specified amount until the proceeds and interest are fully paid.

Can a beneficiary request a payment under a settlement option?

Yes. A beneficiary may select a settlement option, but only after the insured's death. However, an owner may provide that the beneficiary will not be permitted to change the elected settlement option.

Premiums
--------

When and how often are premiums due?

A premium must be paid to put this policy in force. This initial premium must be of an amount that, after the deduction of percentage-of-premium charges, will cover the first month's deductions plus $20. A premium must also be paid at such time when there is insufficient net cash value to pay the monthly deductions necessary to keep this policy in force. Premiums paid after the initial premium may be in any amount of $20 or greater.

Is there a grace period for the payment of premiums?

Yes. This policy has a 61-day grace period. The grace period will start on the day we mail the owner a notice of lapse. This policy will lapse if the premium amount specified in the notice is not paid by the end of the grace period and the net cash value is insufficient to cover the monthly deductions. We will mail this notice on any policy monthly anniversary date when the net cash value for the insured under this policy is insufficient to cover the monthly deductions. This policy of insurance will remain in effect during the 61-day grace period. If sufficient premium is not paid by the end of the grace period, the insured's coverage will lapse. The grace period does not apply to the first premium payment.

What is the amount of the death benefit during the grace period?

The death benefit amount provided under this policy will be paid if death occurs during the grace period.

Policy Charges
--------------

What type of charges are there under this policy?

Charges under this policy are those which we assess against the premiums and the account value under this policy and the separate account assets attributable to this policy.

What charges are assessed against premiums?

Against premiums paid, we will assess: (1) a sales load, (2) a federal tax charge, and (3) a state premium tax charge as percentage-of-premium charges.



MHC-94-18665 Rev. 5-2001                                        Minnesota Life 8

1. The sales load is for distribution expenses for this class of policies. This sales load charge shall not exceed five percent of each premium paid.

2. The federal tax charge is to compensate us for the corporate federal income taxes that result from a sale of this policy. The federal tax charge is 1.25 percent of each premium paid if this policy is deemed to be an individual contract under the Omnibus Budget Reconciliation Act of 1990, as amended, and 0.25 percent if deemed a group contract under that Act.

3. The state premium tax charge is the average premium tax we pay to state and local governments for this class of policies. This charge is currently 2 percent. The charge is not guaranteed and may be increased in the future, but only as necessary to cover our premium taxes.

WHAT CHARGES ARE ASSESSED AGAINST THE NET CASH VALUE OF THIS POLICY?

Against the net cash value of this policy, we assess as monthly deductions: (1) the administration charge; (2) the cost of insurance charge; and (3) the charge for any additional benefits provided by rider. We also will assess against the net cash value a transaction charge at the end of the day on which the transaction occurs.

1. The administration charge is for administrative expenses, including those attributable to the records we create and maintain for this policy. The maximum administration charge is $4 per month. This charge will be assessed on the policy date and on each succeeding monthly policy anniversary.

2. The cost of insurance charge is for providing the death benefit under this policy. The charge is calculated by multiplying the net amount at risk under this policy by a rate which varies with the insured's age and rate class. The rate is guaranteed not to exceed rates determined on the basis of 125 percent of the 1980 Commissioners Standard Ordinary Mortality Table. The net amount at risk for this policy is the difference between the death benefit and the account value. This charge will be assessed on the policy date and on each succeeding monthly anniversary.

The policy charges described as Table A attached herein are maximum cost of insurance charges.

3. The charge for any additional benefits provided by rider, if any, are deducted as part of the monthly cost of insurance deduction.

4. A transaction charge will be assessed for each partial withdrawal to cover the administrative costs incurred in processing the partial withdrawal. The amount of the charge is the lesser of $25 or two percent of the amount withdrawn. We may also assess a charge for any transfer of funds between sub-accounts. The amount charged will not exceed $10. Any transaction charge will be assessed at the end of the day on which the transaction occurs.

Charges will be assessed against the net cash value of this policy. They will be assessed against the guaranteed account value and the separate account value in the same proportion that those values bear to each other and, as to the separate account value, from each sub-account in the proportion that the sub- account value in each such sub-account bears to the separate account value.

WHAT CHARGES ARE ASSESSED AGAINST SEPARATE ACCOUNT ASSETS?

We assess a mortality and expense risk charge against the separate account assets of this policy. We also reserve the right to charge or make provision for income taxes payable by us based on separate account assets.



MHC-94-18665 Rev. 5-2001                                        Minnesota Life 9

WHAT IS THE MORTALITY AND EXPENSE RISK CHARGE?

This charge is for assuming the risks that the cost of insurance charge will be insufficient to cover actual mortality experience and that the other charges will not cover our expenses in connection with this class of policies. The mortality and expense risk charge is deducted from the separate account assets daily at an annual rate not to exceed 0.50 percent of the separate account assets.

SEPARATE ACCOUNT
----------------

HOW WAS THE SEPARATE ACCOUNT ESTABLISHED?

We established the separate account in accordance with certain provisions of the Minnesota insurance law.

WHAT IS THE PURPOSE OF THE SEPARATE ACCOUNT?

The purpose of the separate account is to hold assets attributable to the variable portion of this policy and others of its class.

WHAT SEPARATE ACCOUNT OPTIONS ARE AVAILABLE?

The separate account is divided into sub-accounts. Those available to this policy are listed on the specifications page attached to this policy. Net premiums will be allocated to the various sub-accounts of the separate account or any other sub-account which we may add in the future, as elected by the owner of this policy. We reserve the right to add, combine or remove any sub-accounts of the separate account.

WHAT ARE THE INVESTMENTS OF THE SEPARATE ACCOUNT?

For each sub-account, there is a fund for the investment of that sub account's assets. The assets of the sub-accounts are invested in the funds at net asset value. If investment in a fund should no longer be possible or if we determine it becomes inappropriate for the policies of this class, we may substitute another fund. Substitution may be with respect to both existing policy values and future premiums. The investment policy of the separate account may not be changed, however, without the approval of the regulatory authorities of the State of Minnesota. If required, that approval process will be on file with the regulatory authorities of the state in which this policy is delivered.

WHAT CHANGES MAY WE MAKE TO THE SEPARATE ACCOUNT?

We reserve the right to transfer assets of the separate account which we determine to be associated with the class of policies to which this policy belongs, to another separate account. If such a transfer is made, the term "separate account" as used in this policy, shall then mean the separate account to which the assets are transferred. A transfer of this kind may require the advance approval of state regulatory authorities.

We reserve the right to, when permitted by law:



MHC-94-18665 Rev. 5-2001                                       Minnesota Life 10

  1. restrict or eliminate any voting right of owners or other persons who have voting rights as to the separate account; and
  2.  combine the separate account with one or more other separate accounts; and
  3. to de-register the separate account under the Investment Company Act of 1940.

HOW ARE NET PREMIUMS ALLOCATED?

They are allocated either to the guaranteed account and/or to the separate account and its sub-accounts. Initially, the allocation elected is indicated in the application for this policy. Allocations may be changed for future premiums. The owner may do this by giving us a written request. A change will not take effect until it is recorded by us in our home office.

Allocations must be expressed in whole percentages. The allocation to any alternative must be at least 10 percent of the net premium. We reserve the right to restrict the allocation of premium. If we do so, no more than 50 percent of the net premium may be allocated to the guaranteed account.

We reserve the right to delay the allocation of net premiums to named sub accounts. Such a delay will be for a period of 30 days after issuance of this policy. This right will be exercised by us only when we believe economic conditions make such a delay necessary to reduce market risk during this period. If we exercise this right, net premiums will be allocated to the money market sub-account until the end of that period.

WHAT IS A TRANSFER?

A transfer is a reallocation of the net cash value between the guaranteed account and the separate account or among the sub-accounts of the separate account.

MAY THE OWNER MAKE TRANSFERS OF AMOUNTS UNDER THIS POLICY?

Yes. Transfers from a sub-account of the separate account may be made in writing or by telephone. For transfers out of the separate account or among the sub-accounts of the separate account, we will credit and cancel units based on the sub-account unit values as of the end of the valuation period during which the owner's written or telephone request is received at our home office. For transfers out of the guaranteed account, a dollar amount will be transferred based on the owner's guaranteed account value at the time of transfer.

ARE THERE LIMITATIONS ON TRANSFERS?

Yes. Only one transfer may be made under this policy each month. The amount to be transferred to or from a sub-account of the separate account or the guaranteed account must be at least $250. If the balance in the guaranteed account or in the sub-account from which the transfer is to be made is less than $250, the entire account value attributable to that sub-account or the guaranteed account must be transferred. If a transfer would reduce the account value in the sub-account from which the transfer is to be made to less than $250, we reserve the right to include that remaining amount in the sub-account with the amount transferred.

The maximum amount of net cash value to be transferred out of the guaranteed account to the sub-accounts of the separate account may be limited to 20 percent (or $250 if greater) of the guaranteed



MHC-94-18665 Rev. 5-2001                                       Minnesota Life 11
account value. Transfers to or from the guaranteed account may be limited to one such transfer per policy year. We may further restrict transfers by requiring that the request is received by us or postmarked in the 30-day period before or after the last day of the policy anniversary. Requests for transfers which meet these conditions would be effective after we approve and record them at our home office.

HOW ARE UNITS DETERMINED?

The number of units credited with respect to each net premium payment is determined by dividing the portion of the net premium payment allocated to each sub-account by the then current unit value for that sub-account. This determination is made as of the end of the valuation period during which the premium is received at our home office. Once determined, the number of units will not be affected by changes in the unit value.

HOW ARE UNITS INCREASED OR DECREASED?

The number of units of each sub-account credited to this policy will be increased by the allocation of subsequent net premiums, policy experience credits, loan repayments, interest credits and transfers to that sub-account. The number of units credited to a sub-account of this policy will be decreased by deductions to the sub-account, policy loans and loan interest charged, transfers from that sub-account and partial surrenders from that sub-account. The number of sub-account units will decrease to zero on this policy's termination.

HOW IS A UNIT VALUED?

The unit value will increase or decrease on each valuation date. The amount of any increase or decrease will depend on the net investment experience of the sub-accounts of the separate account. The value of a unit for each sub-account was originally set at $1.00 on the first valuation date. For any subsequent valuation date, its value is equal to its value on the preceding valuation date multiplied by the net investment factor for that sub-account for the valuation period ending on the subsequent valuation date.

WHAT IS THE NET INVESTMENT FACTOR FOR EACH SUB-ACCOUNT?

The net investment factor is a measure of the net investment experience of a sub-account during the valuation period.

The net investment factor for a valuation period is: the gross investment rate for such valuation period, less a deduction for the charges under this policy which are assessed against separate account assets. The gross investment rate is equal to:

1. The net asset value per share of a fund share held in the sub-account of the separate account determined at the end of the current valuation period; plus
2. the per-share amount of any dividend or capital gain distributions by the fund if the "ex-dividend" date occurs during the current valuation period, divided by
3. the net asset value per share of that fund share held in the sub-account determined at the end of the preceding valuation period.



MHC-94-18665 Rev. 5-2001                                       Minnesota Life 12

ACCOUNT VALUES
--------------

WILL THE OWNER HAVE ACCESS TO THE NET CASH VALUE?

Yes. The owner has access to this policy's net cash value. The net cash value is the account value of this policy, less any outstanding policy loans and accrued policy loan interest charged and any charges overdue.

HOW IS THE ACCOUNT VALUE DETERMINED?

It is determined separately for this policy and separately for the separate account value and loan account value. The separate account value will include all sub-accounts of the separate account.

The separate account value is the sum of units of each sub-account, credited to the policy, multiplied by the accumulation unit value for that sub-account. Once determined, the number of units credited to this policy under an owner's policy will not be affected by changes in the unit value. However, the number of units will be increased by the allocation of subsequent net premiums, policy experience credits, loan repayments, loan interest credits and transfers to that sub-account. The number of units credited to a sub-account under an owner's policy will be decreased by deductions to that sub-account, policy loans and loan interest charged, transfers from that sub-account and partial surrenders from that sub-account. The number of sub-account units will decrease to zero on a policy termination.

IS THE SEPARATE ACCOUNT VALUE GUARANTEED?

The separate account value is not guaranteed.

The guaranteed account value is guaranteed by us. It cannot be reduced by the investment experience of the guaranteed account.

ARE THERE LIMITATIONS ON TRANSFERS?

Yes. Interest is credited on the guaranteed account value under this policy. Interest is credited daily at a rate of not less than three percent per year, compounded annually. We guarantee this minimum rate for the life of the policy.

MAY ADDITIONAL INTEREST BE CREDITED ON THE GUARANTEED ACCOUNT?

Yes. As conditions permit, we may credit additional amounts of interest to the guaranteed account value.

MAY THIS POLICY BE SURRENDERED?

Yes. The owner of this policy may request the surrender of this policy at any time while the insured under this policy is living.

WHAT IS THE SURRENDER VALUE OF THIS POLICY?

The surrender value of this policy is the net cash value.




MHC-94-18665 Rev. 5-2001                                       Minnesota Life 13

MHC-94-18665 Rev. 5-2001                                       Minnesota Life 13

The determination of the surrender value is made as of the end of the valuation period during which we receive the surrender request at our home office.

IS A PARTIAL SURRENDER PERMITTED?

Yes. The owner may make a partial surrender of the net cash value under this policy. The amount of a partial surrender must be $500 or more and it cannot exceed the amount available as a policy loan. A partial surrender will cause a decrease in the face amount equal to the amount surrendered. We reserve the right to change the minimum amount or limit the number of times the owner may make a partial surrender.

MAY THE OWNER DIRECT US AS TO HOW PARTIAL SURRENDERS WILL BE TAKEN FROM THE NET CASH VALUE?

Yes. The owner may tell us the sub-accounts from which a partial surrender is to be taken or whether it is to be taken in whole or in part from the guaranteed account. If the owner does not, partial surrenders will be deducted from the guaranteed account value and separate account value in the same proportion that those values bear to each other and, as to the separate account value, from each sub-account in the proportion that the sub-account value of each such sub-account bears to the separate account value.

HOW WILL THE OWNER KNOW THE STATUS OF A POLICY?

Each year we will send the owner of this policy a report. This report will show the status of this policy. It will include the account value, the face amount as of the date of the report, the premiums paid during the year and their allocation, policy charges, policy loan activity and the net cash value. The report will be sent without cost to the owner. The report will be as of a date within two months of its mailing.

POLICY LOANS
------------

CAN THE OWNER BORROW AGAINST THE NET CASH VALUE?

Yes. The owner may borrow an amount of at least $100 and up to the maximum loan amount. This amount is determined as of the date we receive the request for a loan. We will require the owner's written or telephone request for a policy loan. The policy will be the only security required for a loan. We will charge interest on the loan in arrears.

When a loan is to come from the guaranteed account value, we have the right to postpone a loan for up to six months.

WHAT IS THE MAXIMUM LOAN AMOUNT AVAILABLE FOR A POLICY LOAN?

The total amount available for a loan under this policy is (a) minus (b), where
(a) is 90 percent of the account value and (b) is any outstanding policy loans plus accrued policy loan interest charged. The maximum loan amount will be determined as of the date we receive the owner's written or telephone request for a loan at our home office.

WHAT IS THE EFFECT OF A POLICY LOAN?





MHC-94-18665 Rev. 5-2001                                       Minnesota Life 14

When a loan is taken on this policy, we will reduce the net cash value of this policy by the amount borrowed. This determination will be made as of the end of the valuation period during which the loan request is received at our home office. The amount borrowed continues to be a part of the account value, as the amount borrowed becomes part of the loan account value where it will accrue loan interest credits, and will be held in our general account.

HOW DOES A POLICY LOAN REDUCE NET CASH VALUE ON THIS POLICY?

Unless the owner directs us otherwise, the policy loan will be taken from this policy's guaranteed account value and separate account value in the same proportion that those values bear to each other and, as to the separate account value, from each sub-account in the proportion that the sub-account value in each such sub-account bears to the separate account value. The number of units to be canceled will be based upon the value of the units as of the end of the valuation period during which the loan request is received at our home office.

The net cash value of this policy may decrease between premium due dates. The net cash value will decrease by the same amount of any decrease in account value or increase in the amount borrowed or in the interest due on the loan of this policy. If this policy has a policy loan and no net cash value, this policy will lapse.

WHAT IS THE INTEREST RATE ON POLICY LOANS?

The interest rate charged on a policy loan will be eight percent per year.

As the interest charged on a policy loan accrues, the net cash value decreases. Interest is due at the end of the policy month. If the total interest accrued at the end of the policy month is not paid, this interest will be added to the loan amount borrowed and charged the same rate of interest as the loan.

WHAT IS THE RATE OF INTEREST CREDITED TO THIS POLICY AS A RESULT OF A LOAN?

Interest credits which accrue on the loan account value shall be at a rate which is not less than six percent per year.

WHEN ARE INTEREST CREDITS ON A POLICY LOAN ALLOCATED TO THIS POLICY'S GUARANTEED ACCOUNT VALUE?

Interest credits are allocated to the guaranteed account value at the time of a loan repayment.

WHEN AND IN WHAT AMOUNT SHOULD LOAN REPAYMENTS BE MADE?

A policy loan and the interest charged on the loan may be repaid in full or in part at any time before the insured's death so long as the insurance coverage under the policy is in force. The loan may also be repaid within 60 days after the date of the insured's death, if we have not paid any of the death benefits under this policy. Any loan repayment must be at least $100 unless the balance due is less than $100.

HOW DO LOAN REPAYMENTS AFFECT THE LOAN ACCOUNT VALUES AND THE GUARANTEED ACCOUNT VALUE?



MHC-94-18665 Rev. 5-2001                                       Minnesota Life 15

Loan repayments increase the net cash value of a policy by the amount of the loan repayment The loan repayment will be applied first to the interest charged on the principal amount borrowed. Any remaining portion of the repayment will then reduce the original loan principal amount.

When a loan repayment is made, the interest credits in the loan account value are transferred to the general account value in the same proportion that loan interest charged has been reduced due to the loan repayment. Also, an amount equal to the amount of loan principal repaid is transferred from the loan account value to the general account value.

WHAT HAPPENS IF A LOAN ON THIS POLICY IS NOT REPAID?

If this policy has a policy loan, the policy will remain in force so long as it has net cash value. If it does not have sufficient net cash value, it will lapse.

In this event, to keep this policy in force, the owner will have to make a loan repayment. We will give the owner notice of our intent to terminate this policy and the loan repayment required to keep it in force. The time for repayment will be within 61 days after our mailing of the warning notice of lapse.

TERMINATION
-----------

WHEN DOES THIS POLICY TERMINATE?

The insurance on the life of an insured will terminate on the earliest of:

1 61 days after we mail a warning notice of lapse on a policy monthly anniversary in which the net cash value is insufficient to pay for the monthly deductions and no premium is paid during the grace period;
2 the date an owner surrenders this policy or requests that we terminate the insurance;
3  the 95th birthday of the insured.

WILL THE OWNER OF THIS POLICY RECEIVE NOTICE PRIOR TO THE TERMINATION OF INSURANCE?

If the owner's insurance will be terminated because the net cash value is less than that required to pay the monthly deductions, we will give the owner at least 61 days prior written notice of lapse before terminating the insurance.

CAN INSURANCE ON THE LIFE ON AN INSURED BE REINSTATED AFTER TERMINATION?

Insurance terminated due to the insufficiency of the net cash value to pay for the monthly deductions may be reinstated. Reinstatement must occur while the insured is living and any time within three years from the date of lapse. Reinstatement is made by payment of an amount that, after the deduction of percentage-of-premium charges, is large enough to cover all monthly deductions which have accrued on this policy up to the effective date of reinstatement plus the monthly deductions for the two months following the effective date of reinstatement. If any policy loans and policy loan interest charged is not repaid, this indebtedness will be reinstated along with the insurance. No evidence of the insured's insurability will be required during the first 31 days following lapse, but will be required from the 32nd day to three years from the date of lapse.



MHC-94-18665 Rev. 5-2001                                       Minnesota Life 16

ADDITIONAL INFORMATION
----------------------

WILL THIS POLICY RECEIVE EXPERIENCE CREDITS?

Each year we will determine if this policy will receive an experience credit. Experience credits, if received, will be added to the account value of this policy or, if elected by the owner, may be paid in cash. An experience credit applied to the account value will be allocated to the guaranteed account value or the sub-accounts of the separate account in accordance with the owner's current instructions for the allocation of net premiums. In the absence of such instructions, experience credits will be allocated to the guaranteed account and the separate account in the same proportion as those values bear to each other and, as to the separate account value, to each sub-account in the proportion that the sub-account value of each sub-account bears to the separate account value.

MAY THE OWNER ASSIGN ANY INTEREST UNDER THIS POLICY?

Yes. However, we will not be bound by an assignment of this policy or of any interest in it unless:

1.  It is made as a written instrument;
2. The owner files the original instrument or a certified copy with us at our home office; and
3.  We send the owner an acknowledged copy.

We are not responsible for the validity of any assignment. If a claim is based on an assignment, we may require proof of interest of the claimant. A valid assignment will take precedence over any claim of a beneficiary.

WHAT IF AN INSURED'S AGE IS MISSTATED?

If the age of the insured has been misstated, the death benefit and account value will be adjusted. The adjustment will be the difference between two amounts accumulated with interest. These two amounts are:

1.  the monthly cost of insurance charges that were paid, and;
2. the monthly cost of insurance charges that should have been paid based on the insured's correct age.

The interest rates used are the rates that were used in accumulating the guaranteed account values.

WHEN DOES AN INSURED'S INSURANCE BECOME INCONTESTABLE?

After the insurance has been in force during the insured's lifetime for a two year period from the policy date, we cannot contest the insurance for any loss that is incurred more than two years after the policy date, unless the net cash value has dropped below the amount necessary to pay the insured's cost of insurance on the insured's life. However, if there has been an increase in the amount of insurance for which we required evidence of insurability, then, to the extent of the increase, any loss which occurs within two years of the effective date of the increase will be contestable.



MHC-94-18665 Rev. 5-2001                                       Minnesota Life 17

IS THERE A SUICIDE EXCLUSION?

Yes. If an insured, whether sane or insane, dies by suicide, within two years of the policy date, our liability will be limited to an amount equal to the premium paid for that insured. If there has been an increase in the face amount of insurance for which we required evidence of insurability, and if the insured dies by suicide within two years of the effective date of the increase, our liability with respect to that increase will be limited to the cost of insurance charge attributable to such increase.

ARE INSURANCE AND RELATED RECORDS OF THE PLAN SPONSOR OPEN FOR INSPECTION?

Yes. The plan sponsor's records shall be open to inspection by us, at all reasonable times, for any purposes relating to the provisions of the policy.

DO YOU HAVE ANY ADDITIONAL VOTING RIGHTS?

Yes. If you have separate account units under this policy you may direct us with respect to the voting rights of fund shares held by us and attributable to this policy.

COULD THE PAYMENT OF POLICY PROCEEDS BE POSTPONED?

Normally, we will pay any policy proceeds within seven days after our receipt of all the documents required for such a payment. Other than the death proceeds, which are determined as of the date of death of the insured, the amount of payment will be determined as of the end of the valuation period during which a request is received at our home office. However, we reserve the right to defer policy payments, including policy loans, for up to six months from the date of the owner's request, if such payments are based upon policy values which do not depend on the investment performance of the separate account. In that case, if we postpone a payment other than a policy loan payment for more than 31 days, we will pay the owner interest at the greater of three percent per year or the rate required by law for the period beyond that time that payment is postponed. For payments based on account values which do depend on the investment performance of the separate account, we may defer payment only: (a) for any period during which the New York Stock Exchange is closed for trading (except for normal holiday closing); or (b) when the Securities and Exchange Commission has determined that a state of emergency exists which may make such payment impractical.

WILL THE PROVISIONS OF THIS POLICY CONFORM WITH STATE LAW?

Yes. If any provision in this policy is in conflict with the laws of the state governing the policy, the provision will be deemed to be amended to conform to such laws.

COULD ANY PAYMENTS MADE UNDER THIS POLICY BE SUBJECT TO CLAIMS OF CREDITORS?

To the extent permitted by law, neither this policy nor any payment hereunder will be subject to the claims of creditors or to any legal process.

ARE POLICY CHANGES LIMITED?



MHC-94-18665 Rev. 5-2001                                       Minnesota Life 18

Currently, the frequency of policy changes are not limited. However, we reserve the right to limit the number of policy changes to one per policy year and to restrict such changes in the first policy year. For this purpose, changes include increases or decreases in the face amount of insurance.




MHC-94-18665 Rev. 5-2001                                       Minnesota Life 19

                                     TABLE A
                       MINNESOTA LIFE INSURANCE COMPANY
               GUARANTEED MAXIMUM MONTHLY COST OF INSURANCE RATE
                           ON A SMOKER DISTINCT BASIS
                          PER $1,000 NET AMOUNT AT RISK

                     MAXIMUM                           MAXIMUM                             MAXIMUM
  ATTAINED           MONTHLY           ATTAINED        MONTHLY            ATTAINED         MONTHLY
    AGE*              RATE               AGE*           RATE                AGE*            RATE
    ----              ----               ----           ----                ----            ----
              NON-SMOKERS   SMOKERS             NON-SMOKERS   SMOKERS               NON-SMOKERS   SMOKERS
              -----------   -------             -----------   -------               -----------   -------
      0          0.254       0.254        35       0.174       0.265         70        3.427       5.191
      1          0.102       0.102        36       0.184       0.285         71        3.797       5.648
      2          0.098       0.098        37       0.197       0.310         72        4.230       6.171
      3          0.096       0.096        38       0.210       0.338         73        4.724       6.757
      4          0.093       0.093        39       0.225       0.369         74        5.273       7.405

      5          0.088       0.088        40       0.243       0.406         75        5.864       8.100
      6          0.084       0.084        41       0.261       0.445         76        6.491       8.815
      7          0.079       0.079        42       0.281       0.488         77        7.149       9.540
      8          0.077       0.077        43       0.302       0.534         78        7.845      10.278
      9          0.076       0.076        44       0.324       0.584         79        8.600      11.058

     10          0.076       0.076        45       0.350       0.636         80        9.439      11.904
     11          0.082       0.082        46       0.377       0.691         81       10.384      12.841
     12          0.091       0.091        47       0.407       0.749         82       11.456      13.886
     13          0.104       0.104        48       0.439       0.813         83       12.649      15.034
     14          0.118       0.118        49       0.474       0.882         84       13.943      16.241

     15          0.129       0.163        50       0.514       0.958         85       15.311      17.473
     16          0.139       0.179        51       0.559       1.043         86       16.737      18.705
     17          0.147       0.192        52       0.611       1.140         87       18.205      19.973
     18          0.152       0.202        53       0.671       1.249         88       19.710      21.295
     19          0.156       0.208        54       0.736       1.367         89       21.271      22.625

     20          0.158       0.212        55       0.808       1.492         90       22.908      24.006
     21          0.157       0.212        56       0.885       1.624         91       24.659      25.457
     22          0.154       0.210        57       0.967       1.760         92       26.588      27.118
     23          0.152       0.208        58       1.056       1.903         93       28.870      29.192
     24          0.149       0.204        59       1.156       2.056         94       31.894      32.006

     25          0.146       0.199        60       1.268       2.228
     26          0.144       0.197        61       1.395       2.424
     27          0.143       0.197        62       1.544       2.650
     28          0.143       0.198        63       1.714       2.904
     29          0.144       0.202        64       1.903       3.184

     30          0.146       0.208        65       2.110       3.480
     31          0.149       0.215        66       2.332       3.788
     32          0.153       0.223        67       2.568       4.104
     33          0.159       0.235        68       2.823       4.434
     34          0.166       0.249        69       3.105       4.792

     *This is the insured employee's attained age as of the last certificate anniversary.



MHC-94-18665 Rev. 5-2001                                       Minnesota Life 20

                                     TABLE A
                       MINNESOTA LIFE INSURANCE COMPANY
               GUARANTEED MAXIMUM MONTHLY COST OF INSURANCE RATE
                              ON A UNI-SMOKER BASIS
                          PER $1,000 NET AMOUNT AT RISK


              MAXIMUM                   MAXIMUM                MAXIMUM
 ATTAINED     MONTHLY       ATTAINED    MONTHLY    ATTAINED    MONTHLY
   AGE*        RATE           AGE*       RATE        AGE*       RATE
   ----        ----           ----       ----        ----       ----
            UNI-SMOKERS               UNI-SMOKERS            UNI-SMOKERS
            -----------               -----------            -----------
     0         0.254           35        0.214        70        3.835
     1         0.102           36        0.229        71        4.214
     2         0.098           37        0.246        72        4.654
     3         0.096           38        0.265        73        5.157
     4         0.093           39        0.287        74        5.712

     5         0.088           40        0.312        75        6.310
     6         0.084           41        0.339        76        6.941
     7         0.079           42        0.368        77        7.599
     8         0.077           43        0.398        78        8.289
     9         0.076           44        0.431        79        9.033

    10         0.076           45        0.465        80        9.857
    11         0.082           46        0.502        81       10.784
    12         0.091           47        0.541        82       11.835
    13         0.104           48        0.583        83       13.006
    14         0.118           49        0.629        84       14.270

    15         0.134           50        0.681        85       15.605
    16         0.148           51        0.739        86       16.991
    17         0.159           52        0.805        87       18.421
    18         0.168           53        0.879        88       19.895
    19         0.174           54        0.960        89       21.422

    20         0.176           55        1.047        90       23.024
    21         0.177           56        1.138        91       24.740
    22         0.176           57        1.234        92       26.640
    23         0.173           58        1.334        93       28.901
    24         0.171           59        1.444        94       31.905

    25         0.167           60        1.568
    26         0.166           61        1.709
    27         0.166           62        1.871
    28         0.166           63        2.055
    29         0.169           64        2.259

    30         0.172           65        2.478
    31         0.178           66        2.711
    32         0.184           67        2.956
    33         0.193           68        3.217
    34         0.202           69        3.507

     *This is the insured employee's attained age as of the last certificate anniversary.




MHC-94-18665 Rev. 5-2001                                       Minnesota Life 21

Minnesota Life

400 Robert Street North . St. Paul, Minnesota  55101-2098

VARIABLE UNIVERSAL LIFE INSURANCE . LEVEL DEATH BENEFIT. NONPARTICIPATING





MHC-94-18665 Rev. 5-2001                                       Minnesota Life 22